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                                                                    EXHIBIT 99.1

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The executive officers of ASARCO and Cyprus Amax and the members of the ASARCO and Cyprus Amax boards of directors have interests in the business combination that are different from, or in addition to, the interests, of stockholders generally. Several executive officers of ASARCO and Cyprus Amax, including some officers who are also directors, have employment or severance agreements and are or may become entitled to specific benefits under employee benefit plans as a result of the business combination. Each of the employee-directors of ASARCO and Cyprus Amax may be entitled to receive compensation if the business combination is completed. The ASARCO and Cyprus Amax boards of directors were aware of and discussed these potentially conflicting interests when they approved the business combination.

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Cyprus Amax Employment Arrangements

     Change of control severance agreements are in effect between Cyprus Amax and its eight executive officers, including Messrs. Ward, Malys, Clevenger, Philip C. Wolf and John Taraba.

     Under the change of control severance agreements, if, during the three-year period following a change of control, the employment of a covered executive is terminated by Cyprus Amax other than for cause or due to death or disability, or employment is terminated by the covered executive for good reason (including a termination for any reason during the 30-day period following the first anniversary of a change of control, other than in the case of Mr. Taraba and two of the three other executive officers), the covered executive will be entitled to receive a cash severance payment consisting of the following amounts:

     . a pro rata annual bonus through the date of termination, based on the higher of (1) the target annual bonus for the year prior to the change of control and (2) the annual bonus earned in the most recent fiscal year following the change of control (the "highest annual bonus") and, in the case of Mr. Taraba and two of the three other executive officers, based on the highest target annual bonus for the year prior to the change of control (the "target annual bonus"), plus

     . three times (two times in the case of Mr. Taraba and two of the three other executive officers) the sum of the covered executive's base salary and the highest annual bonus (target annual bonus in the case of Mr. Taraba and two of the three other executive officers).

     The change of control severance agreements also provide for the payment of any unpaid amounts due the executive under other benefit plans of Cyprus Amax and any employment agreements between Cyprus Amax and the executive, but not for duplicate benefits. If any amounts payable to the executives under the change of

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control severance agreements or otherwise would be subject to the excise tax under section 4999 of the U.S. tax code, an additional payment will be made so that after the payment of all income and excise taxes, the covered executive will be in the same after-tax position as if no excise tax under section 4999 had been imposed. However, if the executive would not receive a net after-tax benefit of at least $50,000 after making these additional payments, no additional payments will be made on account of the excise tax, and, instead, the payments otherwise due to the covered executive will be reduced as necessary to prevent the application of the excise tax.

     The transactions contemplated by the merger agreement will not constitute a change of control within the meaning of the change of control severance agreements. However, in connection with the business combination, the Cyprus Amax Board took action to ensure that in the event a covered executive is not employed by Asarco Cyprus, he will be entitled to receive the benefits as if his employment was terminated other than for "cause" or was terminated by the executive for "good reason" under the change of control severance agreements. Assuming the Cyprus Amax merger occurs on September 30, 1999, if the employment of Messrs. Ward, Malys, Clevenger, Wolf and Taraba were to be terminated immediately following the effective time of the Cyprus Amax merger, the estimated amounts of the cash severance payments (as described above) payable to each of these executive officers would be $8.93 million; $2.06 million; $2.09 million; $1.55 million, and $820,000, respectively. Assuming the Cyprus Amax merger occurs on September 30, 1999, if the employment of the three other executive officers were to be terminated immediately following the effective time of the Cyprus Amax merger, the estimated aggregate amount of the cash severance payments (as described above) payable to these executive officers as a group would be $2.60 million. As provided for in the merger agreement, Mr. Ward will serve as the Chairman of the Board and Co-Chief Executive Officer of Asarco Cyprus and Mr. Clevenger will serve as Executive Vice President and Chief Operating Officer of Asarco Cyprus following the mergers. See "The Merger Agreement--Asarco Cyprus Following the Mergers."

     Employment agreements are also in effect between Cyprus Amax and each of Messrs. Ward, Malys, Clevenger, Wolf and Taraba. Pursuant to Mr. Ward's employment agreement, if his employment is terminated by Cyprus Amax other than due to breach of covenant, or by Mr. Ward for good reason, he will be entitled to receive a payment equal to his salary and bonus through December 31, 2000, plus the actuarial equivalent of the retirement benefits under the Cyprus Amax retirement plans calculated as if he had remained employed through December 31, 2000. Pursuant to the employment agreements with each of Messrs. Malys, Clevenger, Wolf and Taraba, if the employment of the executive is terminated by Cyprus Amax other than for cause, or by the executive for good reason, the executive will be entitled to receive a payment equal to the accrued benefit under the Cyprus Amax retirement plans calculated as if the executive had remained employed until the date he would have first been eligible to receive an immediately payable retirement benefit (but for no less than an 18-month period). The factors and assumptions used to calculate these amounts vary over time; however, based on reasonable factors and assumptions and assuming the Cyprus Amax merger occurs on September 30, 1999, if the employment of Messrs. Ward, Malys, Clevenger, Wolf and Taraba were to be terminated immediately following the effective time of the Cyprus Amax merger, the estimated amounts of the additional retirement benefits payable pursuant to the terms of the employment agreements to each
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of the executive officers is $3.92 million, $424,000, $1.14 million, $633,000, and $585,000, respectively. In addition, the employment agreements provide that the executives will be entitled to receive retiree welfare benefit coverage and outplacement services. The payments under the employment agreements may not duplicate any amounts payable under the change of control severance agreements. As provided for in the merger agreement, Mr. Ward will serve as the Chairman of the Board and Co-Chief Executive Officer of Asarco Cyprus and Mr. Clevenger will serve as Executive Vice President and Chief Operating Officer of Asarco Cyprus following the mergers. See "The Merger Agreement--Asarco Cyprus Following the Mergers."

Other Cyprus Amax Plans

     Cyprus Amax Supplemental Retirement Plans

     Under the Cyprus Amax supplemental retirement plan, on a change of control of Cyprus Amax, participants will be entitled to receive immediately, unless otherwise elected by the participant, the actuarial

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equivalent of a participant's vested accrued benefit under the plan.  Under the
Cyprus Amax full retirement benefit plan, on a change of control of Cyprus Amax, benefits under the plan will fully vest and participants will be entitled to receive, unless otherwise elected by the participant, the actuarial equivalent of the participant's benefit under the plan computed as of the date of the change of control. The transactions provided for by the merger agreement will constitute a change of control for purposes of the supplemental retirement plan arid the full retirement plan.

     Cyprus Amax Stock-Based Rights

     Any option or stock appreciation right to acquire shares of Cyprus Amax stock that is not exercised before the completion of the Cyprus Amax merger will be converted into an option to purchase or right with respect to the number of shares of Asarco Cyprus common stock equal to the number of shares of Cyprus Amax common stock which Would have been obtained upon the exercise of the option immediately prior to the time the Cyprus Amax merger becomes effective.

     Under Cyprus Amax's stock-based plans, unvested stock options will become fully vested and exercisable and all restrictions (including all performance goals) on restricted stock awards will lapse or be considered to be earned in full upon a change of control of Cyprus Amax. In addition, pursuant to one of the Cyprus Amax stock-based plans, upon a change of control of Cyprus Amax, each participant will be entitled to the immediate payment of the deferred cash incentive award, to be used as a tax reimbursement, that was granted in connection with restricted stock awarded under the plan. The transactions provided for by the merger agreement will constitute a change of control under the Cyprus Amax stock-based plans. Assuming that stockholder approval of the Cyprus Amax merger occurs on September 30, 1999, in connection with such change of control:

     . the estimated number of shares of Cyprus Amax common stock underlying awards of stock options held by Messrs. Ward, Malys, Clevenger, Wolf and Taraba and the three other executive officers as a group that will vest as a result of the Cyprus Amax merger is 1,241,667; 185,000; 187,500; 124,000; 73,000; and 191,000, respectively;

     . the estimated number of shares of Cyprus Amax restricted stock held by Messrs. Ward, Malys, Clevenger, Wolf and Taraba and the three other executive officers as a group that will become free of restrictions as a result of the Cyprus Amax merger is 350,000; 114,850; 104,460; 70,798;
        49,900, and 109,223, respectively; and

     . the estimated aggregate number of shares of Cyprus Amax common stock underlying stock options held by nonemployee directors that will vest as a result of the Cyprus Amax merger is 27,000.

Indemnification and Insurance

     The merger agreement requires Asarco Cyprus to provide officers and directors of ASARCO and Cyprus Amax with liability insurance arrangements that are at least comparable to
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those in effect at the time the merger agreement was signed for a period of three years following the business combination. Asarco Cyprus will not be required to expend in my one year more than 150% of the annual premiums currently paid by ASARCO or Cyprus Amax, as the case may be. If the annual premiums of such insurance coverage exceed the 150%, limit, Asarco Cyprus only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the limit. Asarco Cyprus is entitled to meet these obligations by covering the relevant persons under its own insurance policies. The merger agreement also requires Asarco Cyprus to indemnify officers and directors of ASARCO and Cyprus Amax to the fullest extent permitted by applicable law, and to the same extent that they were indemnified while working on behalf of Cyprus Amax or ASARCO, for a period of six years following the business combination. See "The Merger Agreement--Indemnification, Directors' and Officers' Insurance."

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Stock Options and Other Stock-Based Awards

     At the time the mergers become effective, each outstanding option and related stock appreciation right (SAR), if any, will be converted into an option (together with an SAR, if applicable) to acquire:

     . in the case of an option to purchase ASARCO common stock, the number of shares of Asarco Cyprus common stock equal to the number of shares of ASARCO common stock which could have been obtained upon the exercise of the option immediately prior to the time the mergers become effective, and

     . in the case of an option to purchase Cyprus Amax common stock, the number of shares of Asarco Cyprus common stock equal to the number of shares of Cyprus Amax common stock which could have been obtained upon the exercise of the option immediately prior to the time the mergers become effective multiplied by 0.765.

     In the case of an option to purchase ASARCO common stock, the exercise price per share of Asarco Cyprus common stock will not be adjusted at the time the mergers become effective. In the case of an option to purchase Cyprus Amax common stock, the exercise price per share of Asarco Cyprus common stock will be adjusted to equal the exercise price for such option as in effect immediately prior to the time the mergers


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become effective divided by 0.765.  Asarco Cyprus will assume the obligations of
Cyprus Amax and ASARCO with respect to such options. Asarco Cyprus will assume the obligations of ASARCO and Cyprus Amax under their respective option plans and, except as described above, the terms of such options (and SARs) shall continue to apply in accordance with the terms of the plans and agreements under which they were issued, including any provisions for acceleration.

     Following the completion of the business combination, Asarco Cyprus will reserve for issuance and delivery a sufficient number of shares of Asarco Cyprus common stock upon the exercise of any ASARCO stock options or Cyprus Amax stock options.

     Simultaneously with each of the mergers, each outstanding award (including restricted stock, performance units, share units and performance shares) under any employee incentive or benefit plan or arrangement and non-employee director plan presently maintained by either of us will be converted into a similar instrument of Asarco Cyprus, with appropriate adjustments to preserve the inherent value of the awards with no detrimental effects on the holders. The other terms of each award will continue to apply, including any provisions providing for acceleration. With respect to any restricted stock awards as to which the restrictions will have lapsed on or prior to the time the mergers become effective, shares of such previously restricted stock will be converted in accordance with the conversion provisions applicable to other shares of common stock.

Benefits Matters

     It is the intention of the parties that for a period of one year following the completion of the business combination, Asarco Cyprus will maintain the employee benefit plans of ASARCO and Cyprus Amax generally in accordance with their terms in effect at the completion of the business combination. In addition, following the completion of the business combination, Asarco Cyprus will guarantee the performance of certain existing employment agreements and benefit plans of each of ASARCO and Cyprus Amax.

Asarco Cyprus has also agreed that it will

     . waive any limitations regarding pre-existing conditions and eligibility waiting periods under any welfare or employee benefit plan maintained by ASARCO or Cyprus Amax following the completion of the business combination;

     . provide employees of ASARCO and Cyprus Amax with credit for any co-payments and deductibles paid in the calendar year prior to the completion of the business combination; and

     . generally, treat all service by employees of ASARCO and Cyprus Amax prior to the completion of the business combination its service with Asarco Cyprus under all compensation and benefit plans and policies of ASARCO and Cyprus Amax.
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Indemnification; Directors' and Officers' Insurance

     Asarco Cyprus has agreed that all exculpation and indemnification provisions now existing in favor of the current or former directors or officers of each of Cyprus Amax or ASARCO as provided in their respective charter or by-laws or in ,my agreement will survive the business combination. Asarco Cyprus has agreed that, for six years from the time the business combination becomes effective, it will indemnify such indemnified parties to the same extent as they were entitled while working on behalf of either Cyprus Amax or ASARCO.

     Asarco Cyprus has also agreed that, for three years from the time the business combination becomes effective, it will maintain in effect ASARCO's and Cyprus Amax's current directors' and officers' liability insurance policies for those persons who are currently covered by the policies. However, Asarco Cyprus will not be required to expend in any one year more than 150% of the annual premiums currently paid by ASARCO or Cyprus Amax, as the case may be. If the annual premiums of such insurance coverage exceed the 150% limit, Asarco Cyprus only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the limit. Asarco Cyprus is entitled to meet its obligations under this paragraph by covering the relevant persons under its own insurance policies.

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          DIRECTORS AND MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

Directors

     The merger agreement provides that, immediately following the completion of the business combination, the Asarco Cyprus Board of Directors will have 16 members divided into three classes with each class serving a staggered three year term (other than two of the initial three classes which will serve one and two years, respectively). Two classes of directors will consist of five directors each and one class of directors will consist of six directors. Eight members will be designated by ASARCO and eight members will be designated by Cyprus Amax. ASARCO and Cyprus Amax will select their designees from the current members of the board of directors of ASARCO and Cyprus Amax, respectively. If an individual selected consents to serve as a director of Asarco Cyprus, he or she will be elected as a director of Asarco Cyprus.

     Messrs. Ward, McAllister, Clevenger and Morano will serve as directors of Asarco Cyprus, and Mr. Ward will serve as Chairman of the Board. ASARCO and Cyprus Amax have not yet selected the other directors who will serve on the Asarco Cyprus Board.

Committees of the Board of Directors

     Under the Asarco Cyprus by-laws, membership on each of the committees of the Asarco Cyprus board initially will consist of an equal number of the directors designated by ASARCO and Cyprus Amax. Committee structure and membership will be determined by the Asarco Cyprus Board of Directors at or shortly after the completion of the business combination.

Compensation of Directors

     Directors who are employees of Asarco Cyprus will not receive any compensation for service on the Asarco Cyprus board. The specific terms of the compensation to be paid to non-employee directors of Asarco Cyprus have not yet been determined.

Management

     The merger agreement provides that from the time the mergers become effective, Mr. Ward, Chairman, President and Chief Executive Officer of Cyprus Amax, and Mr. McAllister, President and Chief Executive Officer of ASARCO, will share responsibility for the management of Asarco Cyprus, as Chairman of the Board and Co-Chief Executive Officer, and President and Co-Chief Executive Officer, respectively. At the next annual meeting of Asarco Cyprus expected to be held in April 2000, Mr. McAllister will become the sole Chief Executive Officer and President of Asarco Cyprus. Following the first annual meeting of Asarco Cyprus expected to be held in April 2000, and until December 31, 2000, Mr. Ward will continue to participate actively in managing the consolidation of the operations of ASARCO and Cyprus, realizing the synergies expected to be derived from the mergers and exploring growth opportunities for Asarco Cyprus. Mr. McAllister will become Chairman, President and Chief Executive Officer of Asarco Cyprus following Mr. Ward's retirement on December 31, 2000. In addition, Mr. Clevenger will be Executive Vice President and Chief Operating Officer of Asarco Cyprus, and Mr. Morano will be
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Executive Vice President and Chief Financial Officer of Asarco Cyprus, following the completion of the mergers. Both Messrs. Clevenger and Morano will also be directors of Asarco Cyprus. The remaining key executive officers of Asarco Cyprus will be jointly designated by Messrs. McAllister and Ward, with the advice and consent of the Asarco Cyprus Board of Directors. Any changes to the above arrangements between the effective time of the mergers and the annual meeting of Asarco Cyprus stockholders in 2002 will require the affirmative vote of 75% of the Asarco Cyprus Board of Directors.


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Interests of Certain Persons in the Merger

     As stated in the joint August 25, 1999 press release, Asarco Cyprus will not enter into change of control agreements that may become operative during the 90 days following completion of the business combination. The rights and benefits under the existing arrangements with the employees (including the executive officers, as described in the joint proxy statement and prospectus in "Interests of Certain Persons in the Merger") of each of Cyprus Amax and ASARCO, however, will remain in full force and effect and will be unaffected during the 90 days following completion of the business combination, as will any rights under arrangements entered into with such employees in substitution for any existing arrangements.

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